Pacific Life & Annuity Company

700 Newport Center Drive

Newport Beach, California 92660-6397

November 12, 2019

Sally Samuel

Branch Chief

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                         Post-Effective Amendment No. 16 for Pacific Journey Select Variable Annuity (File Number 333-185331) funded by Separate Account A of Pacific Life & Annuity Company (File Number 811-09203); Request for Withdrawal of Post-Effective Amendment

Dear Ms. Samuel:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, and on behalf of Pacific Life & Annuity Company (“Pacific Life”) and Separate Account A of Pacific Life, we hereby request the withdrawal of Post-Effective Amendment No. 16 (“Amendment”) to the above referenced Registration Statement, filed on October 18, 2019.

We request withdrawal of the Amendment since we will not proceed with the product modifications within the time frame indicated in the Amendment. As a result, we respectfully request withdrawal of the Amendment as soon as practicable.

No securities were sold in connection with this Amendment.

Please note that we are filing this application to request a withdrawal of the above referenced Amendment only and are not applying for withdrawal of the entire Registration Statement.

If you have any questions regarding this matter, please contact the undersigned at (949) 219-3943.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage

Assistant Vice President, Counsel